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                                                                  Exhibit 17



NEWS RELEASE

Contact:         Robert M. Burton
                 Director of Corporate Communications
                 (513) 517-7471

FOR IMMEDIATE RELEASE

                 CINCINNATI, OHIO March 23, 1995 -- The United States Shoe Corporation (NYSE: USR) today sent the following letter to Claudio Del Vecchio, Managing Director of Luxottica Group, S.p.A.

                                 March 23, 1995

Mr. Claudio Del Vecchio
Managing Director
Luxottica Group
44 Harbor Park Drive
Port Washington, NY  11050

Dear Claudio:

                 I am in receipt of your letter requesting an opportunity to reopen communications between Luxottica and U.S. Shoe regarding a possible transaction that might maximize value to the shareholders of U.S. Shoe. As you know, the Directors of U.S. Shoe have determined that Luxottica's $24 per share tender offer is inadequate and not in the best interests of U.S. Shoe or its shareholders. We believe that, especially taking into account the value represented by the agreement we have entered into with Nine West, the value of U.S. Shoe as a whole is in excess of the $24 Luxottica offer.

                 As we said in U.S. Shoe's Schedule 14D-9, our Board of Directors believes that the best means of providing value to shareholders is to explore fully all alternatives...."  In that regard, we have been engaged in discussions with other parties regarding potential alternative transactions and we have furnished them with certain non-public information. If Luxottica is interested in pursuing a transaction in which the value received by shareholders of U.S. Shoe would be enhanced, we would be prepared to explore that with you. As with all other interested parties, we would be prepared to share with Luxottica certain non-public information on the condition that Luxottica executes and delivers an appropriate confidentiality agreement.

                 You have said you are confident that you can satisfy any concerns we may have with respect to your offer. You know my concern. It is value, and I have no doubt about the value of U.S. Shoe's businesses.

                                          Sincerely,

                                          Bannus B. Hudson
                                          President and Chief Executive Officer